Exhibit 99.1

ASML reports €11.8 billion sales and €2.6 billion net income in 2019
Strong EUV demand and Installed Base business support expected growth in 2020
ASML announces a three-year share buyback program up to €6 billion and proposes 14% annualized dividend increase

VELDHOVEN, the Netherlands, January 22, 2020 - today ASML Holding N.V. (ASML) publishes its 2019 fourth-quarter and full-year results.

•	Q4 net sales of €4.0 billion, net income of €1.1 billion, gross margin of 48.1%

•	Q4 net bookings of €2.4 billion

•	2019 net sales of €11.8 billion, net income of €2.6 billion

•	ASML expects Q1 2020 net sales of between €3.1 billion and €3.3 billion and a gross margin between 46% and 47%

•	Announces a three-year share buyback program up to €6 billion (2020-2022)

•	Proposes a dividend over 2019 of €2.40 per share (14% increase), leading to a final dividend payment over 2019 of €1.35

(Figures in millions of euros unless otherwise indicated)	Q3 2019	Q4 2019	FY 2018	FY 2019
Net sales	2,987	4,036	10,944	11,820
...of which Installed Base Management sales [1]	661	906	2,685	2,824

New lithography systems sold (units)	52	67	207	203
Used lithography systems sold (units)	5	9	17	26

Net bookings [2]	5,111	2,402	8,181	11,740

Gross profit	1,307	1,940	5,029	5,280
Gross margin (%)	43.7	48.1	46.0	44.7

Net income	627	1,134	2,592	2,592
EPS (basic; in euros)	1.49	2.70	6.10	6.16

End-quarter cash and cash equivalents and short-term investments	2,070	4,718	4,034	4,718
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our 2018 systems net bookings include 1 EUV system shipped in Q4 2018 and our 2019 systems net bookings include 1 DUV system shipped in Q3 2019, both shipped to collaborative Research Center (Imec). These systems are not recognized in revenue.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our fourth-quarter sales came in at €4.0 billion, bringing the total net sales for the year to €11.8 billion. We shipped eight EUV systems in the fourth quarter and we received orders for nine EUV systems. For ASML, 2019 was another growth year, mainly due to strong Logic demand for both DUV and EUV. We recorded an order intake for EUV of €6.2 billion during the year and saw the adoption of EUV in high-volume manufacturing.
"We expect that 2020 will be another growth year, both in sales and in profitability, driven by EUV demand and our Installed Base business. The Logic market is expected to remain strong in 2020, due to investments in 5G and high-performance compute applications. In the Memory market, our customers are starting to see the first signs of recovery," said ASML President and Chief Executive Officer Peter Wennink.
For the first quarter of 2020, ASML expects net sales of between €3.1 billion and €3.3 billion, and a gross margin between 46% and 47%. ASML also expects R&D costs of around €550 million and SG&A costs of around €140 million. Our expected effective annualized tax rate is around 13% for 2020.

Final dividend proposal and new share buyback program
Supported by its long-term business plan, ASML will submit a proposal at the 2020 Annual General Meeting of Shareholders (AGM) to declare a total dividend for 2019 of €2.40 per ordinary share. Recognizing the interim dividend of €1.05 paid in November 2019, this leads to a final dividend of €1.35 to be paid in the second quarter. This is a 14% increase compared to the 2018 dividend.
The total amount repurchased under the share buyback 2018–2019 program, which was closed in December 2019, was €1.6 billion, for which ASML purchased 9.0 million shares. The share buyback program of 2018–2019 was not completed for the full amount.
As part of ASML's financial policy to return excess cash to its shareholders through growing annualized dividends and regularly-timed share buybacks, ASML also announces a new three-year share buyback program, to be executed within the 2020–2022 time frame. As part of this program, ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. This share buyback program will start on January 23, 2020.
The share buyback program will be executed within the limitations of the existing authority granted by the AGM on April 24, 2019 and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, press conference, investor and media conference call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2019 Q4 and full-year results and outlook for 2020. This can be viewed on www.asml.com.
CEO Peter Wennink and CFO Roger Dassen will host a press conference in Veldhoven on January 22, 2020, at 11:00 Central European Time, which will be accessible via live webcast on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on January 22, 2020 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found in our website.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,900 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2019, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and twelve months ended December 31, 2019 as presented in this press release are unaudited.

2019 Annual Reports
ASML will publish its 2019 Integrated Report based on US GAAP and its 2019 Integrated Report based on IFRS on February 12, 2020. The reports will be published on our website, www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity including the expectation that 2020 will be a growth year, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML and statements with respect to plans regarding dividends and share buybacks, including the dividend proposal in respect of 2019, the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends and the new share buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.